Exhibit 4.7
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of August 26, 2020, Axos Financial, Inc. (the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock and (2) our 6.25% subordinated notes due 2026.
DESCRIPTION OF COMMON STOCK
We may issue, from time to time, shares of our common stock, the general terms and provisions of which are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Certificate of Incorporation and Bylaws.
General
We are authorized to issue up to 150,000,000 shares of common stock, par value $0.01 per share. As of August 21, 2020, there were 67,459,812 shares of common stock issued and 59,506,619 shares of common stock outstanding. Under our Certificate of Incorporation, we have the authority to issue an aggregate of 150,000,000 shares of common stock. We have also previously granted stock options and restricted stock units representing the right to purchase or receive shares of our common stock under our equity incentive plans.
Listing of the Common Stock
The common stock is listed for trading on the New York Stock Exchange under the symbol “AX.”
Dividends
Subject to preferences that may be applicable to any of the outstanding shares of our preferred stock, and subject to compliance with limitations imposed by law, the holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Voting Rights
Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of our preferred stock, including our Series A preferred stock and any other series of preferred stock which we may designate in the future.
Rights and Preferences
Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock, including our Series A preferred stock and any series of preferred stock which we may designate in the future.
Fully Paid and Nonassessable
All outstanding shares of our common stock are, fully paid and nonassessable.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Certain Anti-takeover Effects
General. Certain provisions of our Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law (the “DGCL”) could make it more difficult to consummate an acquisition of control of us by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our Board of Directors, regardless of whether our stockholders support the transaction. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation, our Bylaws and the DGCL.
Business Combinations. Section 203 of the DGCL restricts a wide range of transactions (“business combinations”) between a corporation and an interested stockholder. An “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation’s outstanding voting stock. Business combinations are broadly defined to include (i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation’s assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (iv) certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder. Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (a) the Board of Directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time that person became an interested stockholder; (b) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock (excluding, for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, shares owned by persons who are directors and also officers and shares owned by certain employee stock plans); or (c) the business combination is approved by the Board of Directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
Classified Board of Directors. Our Certificate of Incorporation provides that our Board be divided into three classes of directors, as nearly equal in number as possible, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us since the classification of the board of directors generally increases the difficulty of replacing a majority of directors.
Advance Notice Provisions. Stockholders seeking to nominate candidates to be elected as directors at an annual meeting or to bring business before an annual meeting must comply with an advance written procedure specified in our Bylaws. Only persons who are nominated by or at the direction of our board, or by a stockholder who has given timely written notice to our Secretary before the meeting to elect directors as specified in our Bylaws, will be eligible for election as directors.
At any stockholders’ meeting the business to be conducted is limited to business brought before the meeting by or at the direction of the board of directors, or a stockholder who has given timely written notice to our Secretary in compliance with the advance written procedure specified in our Bylaws.
Special Stockholder Meetings. Under our Certificate of Incorporation and our Bylaws, only our Chairman of the Board, President, or Secretary (upon receipt of a written request of a majority of the directors then in office), may call special meetings of stockholders. Stockholders do not have the authority to call special meetings of stockholders.
No Stockholder Written Consents. Our Certificate of Incorporation denies the power of stockholders to act by consent without a meeting.
Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.
Supermajority Voting Provisions. Our Certificate of Incorporation provides that certain sections of our Certificate of Incorporation and our Bylaws may not be amended or repealed by our stockholders without the affirmative vote of the holders of at least 75% of the voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class. Our Certificate of Incorporation also provides that the affirmative vote of the holders of at least 75% of the voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, may remove such director or directors only for cause and in the manner provided in our Certificate of Incorporation.
Limitation of Liability; Indemnification
Our Certificate of Incorporation and Bylaws provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation and Bylaws also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for the indemnification of our directors and officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of our company, arising out of that person’s services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law.
Delaware law permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty to the extent permitted by Delaware law.
The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
We maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.
Exclusive Forum Provision
In accordance with an exclusive forum provision set forth in our Bylaws, unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the corporation to the corporation or to the corporation’s stockholders; (c) any action arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Bylaws (as each may be amended from time to time); (d) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws; or (e) any action asserting a claim against the corporation governed by the internal affairs doctrine; in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.
DESCRIPTION OF 6.25% SUBORDINATED NOTES DUE 2026
The following description of certain material terms of our 6.25% subordinated notes due 2026 (the “Notes”) does not purport to be complete. The following description is subject to, and is qualified in its entirety by reference to, the Subordinated Indenture, dated as of March 3, 2016, between the Company and U.S. Bank National Association, as trustee, the First Supplemental Indenture, dated as of March 3, 2016, between the Company and U.S. Bank National Association, as trustee, and Amendment No.1, dated March 24, 2016, to First Supplemental Indenture, dated as of March 3, 2016, between the Company and U.S. Bank National Association, as trustee (referred to collectively herein as the “indenture”).
General
We have issued Notes in an aggregate principal amount of $51,000,000. The Notes were issued in minimum denominations of $25 and integral multiples of $25 in excess thereof. The Notes have a maturity date of February 28, 2026 (or if such day is not a business day, the following business day). The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. The Notes do not have a sinking fund.
Interest Rate
Interest on the Notes accrue from and including their initial date of issuance to, but excluding, the maturity date or earlier acceleration or redemption at an annual rate equal to 6.25%, and is payable quarterly in arrears on May 31, August 31, November 30 and February 28 (February 29 in case of a leap year) of each year, beginning on May 31, 2016, to the record holders at the close of business on the preceding May 15, August 15, November 15 and February 15, as applicable (whether or not a business day).

Interest payments include accrued interest from and including the date of original issuance, or, if interest has already been paid, from the last date in respect of which interest has been paid or duly provided for to, but excluding, the next succeeding interest payment date, the maturity date or the redemption date, as the case may be. The amount of interest payable for any interest payment period, including interest payable for any partial interest payment period, will be computed on the basis of a 360-day year comprised of twelve 30-day months. The term "interest payment period" refers to the quarterly period from and including an interest payment date to, but excluding, the next succeeding interest payment date. In the event that any date on which interest is payable on the Notes is not a business day, payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay). Interest not paid on any payment date accrues and compounds quarterly at a rate per year equal to the rate of interest on the Notes until paid. References to "interest" include interest accruing on the Notes and other unpaid amounts and additional interest, as applicable.
"Business day" means any day that is not a Saturday, a Sunday or a day on which banking institutions located in New York, New York and Chicago, Illinois are generally authorized or obligated by law or executive order to be closed.
Ranking
The payment of the principal of and interest on the Notes is expressly subordinated, to the extent and in the manner set forth in the indenture, to the prior payment in full of amount and all existing and future senior debt. Subject to the qualifications described below, the term senior debt is defined in the indenture to mean all of the Company’s:

•	indebtedness for borrowed or purchased money, whether or not evidenced by bonds, debentures, notes, or other written instruments;

•	obligations under letters of credit;

•
indebtedness or other obligations with respect to commodity contracts, interest rate and currency swap agreements, cap, floor, and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements designed to protect against fluctuations in currency exchange or interest rates; and

•
guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and other similar contingent obligations in respect of obligations of others of a type described in the preceding bullets, whether or not classified as a liability on a balance sheet prepared in accordance with accounting principles generally accepted in the United States;

in each case, whether outstanding on the date that we entered into the indenture or arising after that time, and other than obligations ranking on a parity with the Notes or ranking junior to the Notes.
Indebtedness and obligations that rank junior to the Notes under the terms of the indenture would include (i) our junior subordinated debentures underlying our outstanding trust preferred securities, and (ii) any other indebtedness the terms of which provide that such indebtedness ranks junior to the Notes, with respect to which the Notes will rank senior in right of payment and upon liquidation.
All liabilities of the Bank and other subsidiaries, and liabilities arising during our subsidiaries' ordinary course of business, will be effectively senior to the Notes to the extent of the assets of such subsidiaries, as we are a holding company. Because the Company is a savings and loan holding company, over the term of the Notes it may need to rely primarily on dividends from Axos Bank (the “Bank”), which is a regulated financial institution, to pay interest and principal on its outstanding debt obligations and to make dividends and other payments on its other securities. Regulatory rules may restrict our ability to withdraw capital from the Bank by dividends or other means.
In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment of debt, composition, or other similar proceeding relating to the Company or its property; any proceeding for the liquidation, dissolution, or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy proceedings; or any assignment by the Company for the benefit of creditors, all of our obligations to holders of our senior debt will be entitled to be paid in full before any payment or distribution, whether in cash, securities or other property, can be made on account of the principal of or interest on the Notes. Only after payment in full of all amounts owing with respect to any senior debt will the holders of the Notes, together with the holders of any of our obligations ranking on a parity with the Notes, be entitled to be paid from our remaining assets the amounts due and owing on account of unpaid principal of and interest on the Notes.
In the event and during the continuation of any default in the payment of the principal of or any premium or interest on any senior debt beyond any applicable grace period with respect to such senior debt, or in the event that any event of default with respect to any senior debt shall have occurred and be continuing permitting the holders of such senior debt (or the trustee on behalf of the holders of such senior debt) to declare such senior debt due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default, then no payment shall be made by the Company on account of the principal of or interest on the Notes or on account of the purchase or other acquisition of any Notes.
By reason of the above subordination in favor of the holders of our senior debt, in the event of our bankruptcy or insolvency, holders of our senior debt may receive more, ratably, and holders of the Notes may receive less, ratably, than our other creditors.
The Notes do not limit our or our subsidiaries' ability to incur additional debt, including debt that ranks senior or pari passu in right of payment and upon our liquidation to the Notes. The Notes will be effectively subordinated to all of the existing and future indebtedness and other liabilities of our subsidiaries, including the Bank.
Optional Redemption
The Company may redeem the Notes in $25 increments in whole at any time or in part from time to time on or after March 31, 2021, which date may be extended at the Company's discretion, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Notes are not redeemed in whole, at least $10 million aggregate principal amount of the Notes must remain outstanding after giving effect to such redemption. In addition, we may not redeem the Notes in part if the principal amount has been accelerated and such acceleration has not been rescinded or unless all accrued and unpaid interest has been paid in full on all outstanding Notes for all interest payment periods terminating on or before the redemption date. The Notes may not otherwise be redeemed prior to maturity, except that we may also, at our option, redeem the Notes before the maturity date in whole, at any time, or in part from time to time, upon the occurrence of:

•
a “Tax Event” defined in the First Supplemental Indenture to mean the receipt by us of an opinion of independent tax counsel to the effect that an amendment to, or change (including any announced prospective change) in, the laws or any regulations of the United States or any political subdivision or taxing authority, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which change or amendment becomes effective or which pronouncement or decision is announced on or after the date of the issuance of the Notes, resulting in more than an insubstantial risk that the interest payable on the Notes is not, or within 90 days of receipt of such opinion of tax counsel, will not be, deductible by us, in whole or in part, for U.S. federal income tax purposes;

•
a “Tier 2 Capital Event” defined in the First Supplemental Indenture to mean the receipt by us of an opinion of independent bank regulatory counsel to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws or any regulations thereunder of the United States or any rules, guidelines or policies of an applicable regulatory authority for the Company or (b) any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of original issuance of the Notes, the Subordinated Notes do not constitute, or within 90 days of the date of such opinion will not constitute, Tier 2 Capital (or its then equivalent if we were subject to such capital requirement) for purposes of capital adequacy guidelines of the Board of Governors of the Federal Reserve (or any successor regulatory authority with jurisdiction over savings and loan holding companies), as then in effect and applicable to us that would preclude the Notes from being included as Tier 2 Capital; or

•	the Company is required to register as an investment company pursuant to the Investment Company Act of 1940.
Under the Federal Reserve Board’s (“FRB”) current risk-based capital guidelines applicable to savings and loan holding companies, any redemption of the Notes will be subject to prior approval of the FRB.
Redemption Procedures
If we give a notice of redemption in respect of any Notes, then prior to the redemption date, we will irrevocably deposit with the trustee or a paying agent for the Notes funds sufficient to pay the applicable redemption price of, and (unless the redemption date is an interest payment date) accrued interest on, the Notes to be redeemed. Notwithstanding the foregoing, interest payable on or prior to the redemption date for any Notes called for redemption will be payable to the holders of the Notes on the relevant record dates for the related interest payment dates.
Once notice of redemption has been given in accordance with the terms of the indenture and funds deposited as required, then upon the date of the deposit, all rights of the holders of the Notes so called for redemption will cease, except the right of the holders of the Notes to receive the redemption price and any interest payable in respect of the Notes on or prior to the redemption date and the Notes will cease to be outstanding on the redemption date. In the event that the Company defaults in the payment of the redemption price in respect of Notes called for redemption, interest on the Notes will continue to accrue at the then applicable rate from the redemption date originally established by us for the Notes to the date the redemption price is actually paid.
Subject to applicable law (including, without limitation, U.S. federal securities law), we or our subsidiaries may at any time and from time to time purchase outstanding Notes by tender, in the open market or by private agreement.
If less than all of the Notes are to be redeemed, the particular Notes to be redeemed will be selected not more than 45 days prior to the redemption date by the trustee, from the outstanding Notes not previously called for redemption, by such method as the trustee in its sole discretion deems fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of any Notes, provided that the unredeemed portion of the principal amount of any Notes shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Notes. The trustee will promptly notify us in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.
Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Unless we default in payment of the redemption price on the Notes, on and after the redemption date, interest will cease to accrue on the Notes or portions called for redemption.
Denominations
The Notes are issued only in denominations of $25 each and integral multiples of $25 in excess thereof. The Notes are held in book-entry form only, in the name of The Depository Trust Company or its nominee.
Events of Default; Limitations on Suits
Under the indenture, an event of default will occur with respect to the Notes only upon the occurrence of any one of the following events:

•
the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect, and the decree or order continues unstayed and in effect for a period of 60 consecutive days;

•
the commencement by the Company of a voluntary case under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect, or the consent by the Company to the entry of a decree or order for relief in an involuntary case under any such law; or

•	in the event a receiver, conservator or similar official is appointed for the Company's principal banking subsidiary (currently, the Bank).
If an event of default occurs, the outstanding principal amount and all accrued but unpaid interest on the Notes will become due and payable immediately. The foregoing provision would, in the event of the bankruptcy or insolvency involving the Company, be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature and status of the payment claims of the holders of the Notes. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, an acceleration may be annulled by the holders of a majority in principal amount of the outstanding Notes.
There is no automatic acceleration or right of acceleration in the case of a default in the payment of principal of or interest on the Notes or in our non-performance of any other obligation under the Notes or the indenture. If we default in our obligation to pay any interest on the Notes when due and payable and such default continues for a period of 30 days, or if we default in our obligation to pay the principal amount due upon maturity, or if we breach any covenant or agreement contained in the indenture, then the trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of Notes of the performance of any covenant or agreement in the indenture.
The indenture provides that, subject to the duty of the trustee upon the occurrence of an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of Notes unless such holders shall have offered to the trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred by it in complying with such request or direction. Subject to certain provisions, the holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the trustee with respect to the Notes.

No holder of Notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

•	such holder has previously given written notice to the trustee of a continuing event of default with respect to the Notes;

•
the holders of not less than 25% in principal amount of the Notes shall have made written request to the trustee to institute proceedings in respect of such event of default in its own name as trustee under the indenture;

•	such holder or holders have offered to the trustee reasonable indemnity against the costs, expenses, and liabilities to be incurred in complying with such request;

•	the trustee for 60 days after its receipt of such notice, request, and offer of indemnity has failed to institute any such proceeding; and

•	no direction inconsistent with such written request has been given to the trustee during such 60 day-period by the holders of a majority in principal amount of the outstanding Notes.
In any event, the indenture provides that no such holder or holders shall have any right under the indenture to affect, disturb or prejudice the rights of any other holder, or to obtain priority or preference over any of the other holders or to enforce any right under the indenture, except in the manner provided in the indenture and for the equal and ratable benefit of all holders of Notes.
Satisfaction, Discharge and Defeasance
So long as no event of default has occurred and is continuing, we may elect to discharge certain of our obligations under the indenture with respect to the Notes on the terms and subject to the conditions precedent contained in the indenture (referred to as a “Defeasance”) by:

•
irrevocably depositing with the trustee, as trust funds in trust, money or U.S. government obligations (generally, securities that are obligations of or guaranteed by the United States of America), or a combination of money and U.S. government obligations, in each case sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of and interest on the Notes on the date on which the principal becomes due and payable in accordance with the terms of the Notes or the indenture, whether at the stated maturity date, or by declaration of acceleration, call for redemption, or otherwise; and

•
satisfying certain other conditions precedent specified in the indenture, including, among other things, the delivery of an opinion of counsel that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Defeasance and will be subject to federal income tax in the same amounts, in the same manner, and at the same times as would have been the case if the Defeasance had not occurred.

A Defeasance will not relieve the Company of our obligation to pay when due the principal of and interest on the Notes if the Notes are not paid from the money or U.S. government obligations held in trust by the trustee for payment thereof.
Modification and Waiver
The indenture provides that we and the trustee may modify or amend the indenture with or, in certain cases, without the consent of the holders of a majority in principal amount of outstanding Notes; provided, however, that with respect to the Notes, any modification or amendment may not, without the consent of the holder of each outstanding Note affected thereby:

•	change the stated maturity of the principal of, or any installment of interest on, any Note;

•	reduce the principal amount or rate of interest of any Note;

•	the place of payment where any Note or any interest is payable;

•	impair the right to institute suit for the enforcement of any payment on or after its stated maturity;

•	modify the provisions of the indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes; or

•
reduce the percentage in principal amount of the outstanding Notes the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with the provisions of or defaults under the indenture and the consequences thereof under the indenture.

In addition, the holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of all holders of Notes, waive compliance by us with certain terms, conditions and provisions of the indenture, as well as any past default and/or the consequences of default, other than any default in the payment of principal or interest or any breach in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Note.
Consolidation, Merger or Sale of Assets
The indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our assets substantially as an entirety to any person, and we may not permit any other person to consolidate with or merge into us or to convey, transfer or lease its assets substantially as an entirety to us, unless:

•
if we consolidate with or merge into any other person or convey, transfer or lease our assets substantially as an entirety to any other person, the person formed by such consolidation or into which we merge, or the person that acquires our assets, is a corporation organized and validly existing under the laws of the United States of America, any of its states or the District of Columbia, which person must expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and interest on the Notes and the performance or observance of our covenants under the indenture;

•
immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of us or our subsidiaries as a result of such transaction as having been incurred by us or such subsidiary at the time of such transaction, no event of default under the indenture, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

•	we have complied with our obligations to deliver certain documentation to the trustee.
Governing Law
The indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflict of laws.
Listing of the Notes
The Notes are listed for trading on the New York Stock Exchange under the symbol “AXO.”
Book-Entry System-The Depository Trust Company
The Notes are represented by one or more fully registered global certificates, each of which we refer to as a global security. Each such global security is deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or a nominee thereof. Initial settlement for the Notes will be made in same day funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules. Unless and until it is exchanged in whole or in part for Notes in definitive form, no global security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.
Beneficial interests in the Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.
So long as DTC, or its nominee, is a registered owner of a Note, DTC or its nominee, as the case may be, are considered the sole owner or holder of the Notes represented by such Note for all purposes under the indenture. Except as provided below, the actual owners of the Notes represented by a Note (the "beneficial owner") will not be entitled to have the Notes represented by such Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders thereof under the indenture.
Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of DTC and, if such person is not a participant of DTC (a "participant"), on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that the Company requests any action of holders of the Notes or that an owner of a beneficial interest is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, as defined below, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

About the Trustee
U.S. Bank National Association is the trustee under the indenture and is the principal paying agent and registrar for the Notes. We have entered, and from time to time may continue to enter, into banking, lending or other relationships with U.S. Bank or its affiliates.
The trustee under the indenture may resign or be removed with respect to one or more series of debt securities under the indenture and a successor trustee may be appointed to act with respect to such series.